UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated February 20, 2018
Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Aydınevler Mahallesi İnönü Caddesi No:20
Küçükyalı Ofispark
34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐          No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐          No ☒
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________
Enclosure: A press release dated February 16, 2018, regarding the Incorporation of Turkcell Özel Finansman A.

Istanbul, February 16, 2018

Announcement Regarding the Incorporation of Turkcell Özel Finansman A.Ş.

With reference to our announcement dated July 27th, 2016, Turkcell Özel Finansman A.Ş., has been incorporated with an initial capital of TRY35 million following registry and announcement. Turkcell Özel Finansman A.Ş., will grant loans within the framework of Islamic financing principles for purchases of goods and services.

Board Decision Date for Acquisition	:	27.07.2016

Were Majority of Independent Board Members’ Approved the Board Decision for Acquisition	:	-

Title of Non-current Financial Asset Acquired	:	Turkcell Özel Finansman A.Ş.

Field of Activity of Non-current Financial Asset whose Shares were being Acquired	:	Financing activities through granting loans within the framework of Islamic financing principles for purchases of goods and services

Capital of Noncurrent Financial Asset	:	TRY 35,000,000

Acquirement Way	:	Incorporation

Date on which the Transaction was/will be Completed	:	Completed following registration and announcement.

Acquisition Conditions	:	-

Detailed Conditions if it is a Timed Payment	:	-

Nominal Value of Shares Acquired	:	-

Purchase Price Per Share	:	-

Total Purchasing Value	:	-

Ratio of New Shares Acquired to Capital of Non-current Financial Asset (%)	:	-

Total Ratio of Shares Owned in Capital of Non-current Financial Asset After Transaction (%)	:	-

Total Voting Right Ratio Owned in Non-current Financial Asset After Transaction (%)	:	-

Ratio of Non-current Financial Asset Acquired to Total Assets in Latest Disclosed Financial Statements of Company (%)	:	-

Ratio of Transaction Value to Sales in Latest Annual Financial Statements of Company (%)	:	-

Effects on Company Operations	:	-

Did Takeover Bid Obligation Arise?	:	No

Will Exemption Application be Made, if Takeover Bid Obligation Arised?	:	No

Title/Name-Surname of Counter Party	:	-

Is the Counter Party Related Party According to CMB regulations?	:	No

Relation with Counter Party if any	:	-

Agreement Signing Date if Exists	:	-

Value Determination Method of Non-current Financial Asset	:	-

Was Valuation Report Prepared?	:	No

Reason for not Preparing Valuation Report if it was not Prepared	:	Not required by the legislation.

Date and Number of Valuation Report	:	-

Title of Valuation Company which Prepared Report	:	-

Value Determined in Valuation Report if Exists	:	-

Reasons if Transaction wasn’t/will not be performed in Accordance with Valuation Report	:	-

For more information:
Turkcell Investor Relations
investor.relations@turkcell.com.tr
Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: February 20, 2018	By:	/s/ Zeynel Korhan Bilek
	Name:	Zeynel Korhan Bilek
	Title:	Investor Relations and Mergers & Acquisition Director

TURKCELL ILETISIM HIZMETLERI A.S.

Date: February 20, 2018	By:	/s/ Bulent Aksu
	Name:	Bulent Aksu
	Title:	Finance Executive Vice President